

03054896

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-24326

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

SYDAN, L.P.

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 SOUTH LASALLE STREET, SUITE 1546
(No. and Street)

CHICAGO	ILLINOIS	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRADFORD R. DOOLEY, CPA 312-939-0477
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – If individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, DANIEL S. CURRAN, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

SYDAN, L.P. as of

DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


OFFICIAL SEAL
MAREN C. SLOTH
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-28-2006

Daniel S. Curran
Signature

PARTNER
Title

Subscribed and sworn to before me this 3rd day of March, 2003

Maren C. Sloth
Notary Public

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SYDAN, L. P.
(a Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2002

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

Mr. Daniel S. Curran, Partner
Sydan, L. P.
Chicago, Illinois

I have audited the accompanying statement of financial condition of Sydan, L. P. as of December 31, 2002. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sydan, L. P. as of December 31, 2002, in conformity with generally accepted accounting principles.



March 1, 2003

SYDAN, L. P.
(a Limited Partnership)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS		
Cash in Bank		$ 436,772
Securities Owned, at Market Value		702,391
Due from Broker		2,261,471
Clearing Deposit		20,000
Accounts Receivable		2,676
Total Current Assets		$ 3,423,310
FIXED ASSETS		
Leasehold Improvements	$ 194,116	
Less - Accumulated Depreciation	33,975	
Net Fixed Assets		160,141
OTHER ASSETS		
Memberships (at cost - Market Value at December 31, 2002 is $726,000)	$ 524,600	
Investments	3,230,000	
Total Other Assets		3,754,600
TOTAL ASSETS		$ 7,338,051

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES		
Due to Broker		$ 829,053
Accounts Payable		820,034
Commodity Account		29,523
Total Current Liabilities		$ 1,678,610
PARTNERS' CAPITAL		
Partners' Capital	$6,582,250	
Net (Loss) for the Year	(253,137)	
Partners' Net Withdrawals	(669,672)	
Total Partners' Capital		5,659,441
TOTAL LIABILITIES AND PARTNERS' CAPITAL		$7,338,051

The accompanying notes to the financial statements are an integral part of this statement.

SYDAN, L. P.
(a Limited Partnership)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND OPERATION

Sydan, L.P., the Company, is a Limited Partnership which is a broker dealer registered with the Securities and Exchange Commission and is a member of the Chicago Stock Exchange. The Company is a market maker and floor broker engaged in proprietary trading on the Chicago Stock Exchange.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Recognition

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Depreciation

Depreciation of the leasehold improvements is computed on a straight line basis over the life of the lease.

Investments

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company. At December 31, 2002, these securities at estimated fair value consist of the following:

Rock Island Company of Chicago - 8,050 Shares	$3,220,000
First Options of Chicago, Inc. - 10 Shares Series A Preferred	10,000
Total Investments	$3,230,000

Line of Credit

The Company has a Line of Credit with the Harris Bank, which is payable on demand. The credit authorization is for $500,000. The loan is collateralized with marketable securities. Interest charged is broker call rate plus one half of one percent. No interest was paid in 2002 since there were no outstanding loan balances in 2002.

Income Taxes

The Company's profits and losses are reflected directly on the partners' income tax returns. Accordingly, no federal or state income tax provision is made by the Company. However, the Company is liable for Illinois state replacement tax of 1.5% of net prescribed earnings.

SYDAN, L. P.
(a Limited Partnership)
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Operating Lease Commitment

Although the Company occupies space with no lease, as of March 1, 2001 the Company leased office space under a noncancelable lease which expires on January 31, 2011. The Company subleased this entire space to two affiliated companies. However, the subleases to the affiliates can be terminated or extended with 180 days notice. As a result of the subleases, the Company paid no rent expense under the terms of this lease in 2002. The following is a schedule by years of future minimum rents due under the lease as of December 31, 2002:

Year Ending:	
December 31, 2003	$116,671
December 31, 2004	120,171
December 31, 2005	123,776
December 31, 2006	127,490
December 31, 2007	131,314
December 31, 2008	135,253
December 31, 2009	139,311
December 31, 2010	143,490
December 31, 2011	12,046
Total Lease Commitment	$1,049,522

Employees' Defined Benefit Pension Plans

The Company established a defined benefit pension plan through which the Company sets aside an amount each year which is calculated to provide retirement benefits to eligible employees These contributions are made to a trust for the benefit of its eligible employees. The Defined Benefit Pension Plan is administered by an outside financial institution and annual contributions are determined by the Plan's actuaries. The Company's contributions for the year 2002 totaled $366,832. In addition, the Company's 401(k) Plan allows the Company's employees to make contributions based upon the individual employee's earnings as allowed by the Internal Revenue Service. The Company makes a matching contribution equal to 100% on the first 10% of the employees' contributions. The Company's 401(k) Plan is administered by an outside financial institution. The Company's matching contribution to the plan, for the year ended December 31, 2002, was $47,586.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

SYDAN, L. P.
(a Limited Partnership)
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 - FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at quoted market value. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities, that is, marked to market. The company has no open derivative financial positions at December 31, 2002.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and options. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. In addition, the Company can sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. However, the Company had none of these obligations outstanding at December 31, 2002.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, clearing firms and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2002 the Company had net capital and net capital requirements of $1,639,337 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 50.0%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

SYDAN, L. P.
(a Limited Partnership)
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2002

NOTE 7 - RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements disclosed no material discrepancies. Therefore, no adjustments were required as of December 31, 2002.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company subleases office space to two affiliated companies. A Company partner is a member of one affiliate and the stockholder of another. In addition, the Company receives management fee income from the corporate affiliate. In 2002 the total management fees received was $392,000. The Company has no outstanding accounts receivable or payable at December 31, 2002.

NOTE 9 - CONTINGENT LIABILITIES

The Company has been identified as a defendant in a patent infringement case pending in the United States District Court for the Northern District of Illinois. The Company has denied all material allegations of the complaint. Based on a ruling of the United States District Court for the Southern District of New York in a related case in which the Company is not a party, the Company anticipates that there will be no exposure for the case pending in the Northern District of Illinois.